Exhibit 99.1

First Data

Acquisition of CardConnect Conference Call

May 30, 2017 at 8:00 a.m. Eastern

CORPORATE PARTICIPANTS

Frank Bisignano – Chairman and CEO, First Data

Himanshu Patel – CFO, First Data

Peter Poillon – Senior Vice President of Investor Relations, First Data

Jeff Shanahan – President and CEO, CardConnect

PRESENTATION

Operator

Good morning, and welcome to the First Data Acquisition of CardConnect Conference Call. All participants will be in listen-only mode. Should you need assistance please signal a conference specialist by pressing the star key followed by zero. After today’s presentation there will be an opportunity to ask questions. To ask a question, you may press star then one on your telephone keypad. To withdraw your question, please press star then two. Please note this event is being recorded.

I would now like to turn the conference over to Peter Poillon, Senior Vice President, Investor Relations. Please go ahead.

Peter Poillon

On the call today, Frank Bisignano, Chairman and CEO of First Data, will discuss the strategic rationale of the acquisition. Then Himanshu Patel, First Data’s CFO, will review some of the key financial impacts of the transaction on First Data’s financial statements and the transaction terms. And finally, Jeff Shanahan, President and CEO of CardConnect, will provide a brief introduction to CardConnect.

During this call, Frank, Himanshu, and Jeff will be referencing a slide presentation. A copy of the presentation, as well as the press release announcing the agreement, are available on both First Data’s and CardConnect’s websites at investor.firstdata.com and investors.cardconnect.com.

After the prepared remarks, we’ll open the call up to Q&A. As always, we request that you limit your questions to one question and one follow-up in order to be as fair to as many participants as possible. If we have time at the end of our scheduled one hour call, you can come back into the queue for another question.

Now I’d like to remind you that any forward-looking statements made during today’s call are subject to risks and uncertainty. Factors that could materially change our current forward-looking assumptions are described in today’s presentation, our Form 10-Q filed with the SEC earlier this month, and in our and CardConnect’s SEC filings.

With that, I’ll hand the call over to Frank Bisignano, who will begin on slide 3 of the presentation. Frank…

Frank Bisignano

Thank you and good morning. It’s a pleasure to be on the call today. As you know, last night we announced that First Data has entered into a definitive agreement to acquire CardConnect in what is a very exciting transaction for both companies. CardConnect is a long-time distribution partner of ours and we have enjoyed a fantastic relationship with Jeff and his team for years.

As many of you know, CardConnect has an innovative approach to using technology to enable commerce with assets that span partner management, as well as some of the fast growing sectors of the market - the ISV space and ERP-integrated payments for larger clients.

And we are excited to be able to offer all of these tools and capabilities to First Data’s bank joint ventures, our various acquiring partnerships, and other distribution channels. The strategic rationale of this deal touches on many of the important initiatives that we’ve discussed over the

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May 30, 2017 at 8:00 a.m. Eastern

past several earnings calls, including: using technology to help our partners and clients grow their business, improve merchant retention rates, accelerate our growth in the ISV channel, and expanding the reach of our enterprise business across our channels. In addition to all of these capabilities, this transaction brings us a great set of truly entrepreneurial business partners in Jeff Shanahan and his team.

So let’s start with the discussion on the strategic rationale of this transaction before I turn it over to Himanshu, who will discuss the financial impact and the transaction details.

First, CardConnect has a robust set of partner and business management tools, like CoPilot and CardPointe. These tools help distribution partners run their business better and help the partners’ merchants have an excellent experience working with CardConnect. These tools increase merchant retention. We think these tools will be very valuable for all of our distribution channels.

Second, the CardConnect acquisition will help accelerate First Data’s ISV initiative. Back in November at our Investor Day, we talked about our plans to enter the ISV channel. In a short period of time we’ve made early progress around this initiative, as you’ve heard on our recent earnings call, with the announcement of a number of new partnerships with great ISVs. CardConnect has been investing in technology, dedicated sales, and specialized integration teams for the ISV space in recent years. We believe its ISV business is at an inflection point with its pipeline starting to now grow rapidly. The acquisition of CardConnect, combined with First Data’s investments in the ISV space, will move us significantly forward on our firm-wide ISV initiative.

Third, CardConnect also gives First Data an immediate entry into the ERP-integrated payment solution space. This company is one of the leaders in this growing and attractive space. CardConnect has successfully commercialized a state-of-the-art solution here that allows clients to securely integrate card payment processing deeply into ERP systems, specifically SAP and Oracle. This solution significantly reduces the client’s cost of PCI compliance and eliminates their exposure in a potential cardholder data breach. We believe that our bank partners will be excited about offering this highly differentiated solution to their clients, which in turn will help accelerate the growth of CardConnect’s ERP solution.

I’ll come back on after Himanshu and Jeff for some concluding comments. But for now I’d like to turn the call over to Himanshu, who will discuss the impact of the transaction on First Data’s financials and provide a brief overview of transaction terms. Himanshu…

Himanshu Patel

Thank you, Frank. And I’d also like to welcome Jeff and his team to First Data. Just a few short comments from me. You should think of this transaction as having three key impacts on First Data.

First, this transaction should help accelerate organic growth in our GBS North American Division. CardConnect’s recent financial history shows that they are a fast-growing business on a standalone basis. As Frank mentioned, we think CardConnect can help First Data accelerate our growth efforts in areas like the ISV space, and we can help CardConnect accelerate its ERP integrated payments business growth, primarily through our various bank relationships.

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May 30, 2017 at 8:00 a.m. Eastern

Second, we expect the deal to be modestly accretive to adjusted EPS in the first full year post-close before expected synergies. Some of the technology solutions that CardConnect has successfully commercialized are solutions that First Data had been developing on its own, so this transaction saves us both investment spend and time to market. We currently have line of sight to at least $10 million in annual expense synergies. However, the synergies that we ultimately expect to realize will be both cost and revenue related.

Third, we expect the transaction to increase our leverage ratio modestly by about 0.2 times. Importantly, we remain committed to our medium-term objective to de-lever the balance sheet further and to achieve a net debt to EBITDA ratio of around 4x by the end of 2019.

Lastly, let me talk briefly about transaction terms. First Data will pay $15 per CardConnect share, which represents a 10% premium over CardConnect’s closing price last Friday. The aggregate transaction price of approximately $750 million includes the repayment of CardConnect’s outstanding debt and the redemption of its preferred stock.

The transaction will be all cash and First Data expects to fund it with a combination of cash on hand and funds available under existing credit facilities. The transaction is subject to the tender of the majority of the outstanding shares of CardConnect’s common stock. Shareholders representing about 40% of the outstanding shares have entered into agreements to tender their shares and support the transaction. We expect the transaction will close in the third quarter subject to customary closing conditions.

I’ll now turn the call over to CardConnect’s President and CEO, Jeff Shanahan, to provide his thoughts on the transaction. Jeff…

Jeff Shanahan

Thank you, Himanshu. And on behalf of the CardConnect team, let me start by saying how excited we are to be joining the First Data family and to being part of the growth story going forward. As Frank commented on earlier, we are a company with an entrepreneurial spirit and a focus on technology-based solutions to help our distribution partners and clients grow their businesses. We process approximately $26 billion of annual bankcard volume for about 67,000 merchant customers. And what really excites us about this transaction is the opportunity to scale our solutions across a much larger base of customers – and First Data brings that and more.

We’ve achieved strong revenue and EBITDA growth. Take a look at slide 5. It shows some of the operational and financial metrics of the company over the past few years. Two of our fastest growing segments have been in integrated solutions and what we call enterprise solutions or what you heard Frank and Himanshu refer to as ERP-integrated payments.

On the ISV front, we’re doing many great things on both the product and go to market front. It’s worth noting that we’ve invested heavily in our sales initiatives, including our Denver office where we’ve hired experienced sales representatives who target software partners who need a unified payments platform with robust security. These investments have been paying off, with a number of ISV partnerships signed already in 2017 and a solid pipeline of opportunities ahead.

As a company, we’ve been focused on building out our ISV business over the past two to three years. And we believe we are now at an inflection point where the business is set to grow notably. We’re equally excited about our ERP integrated payments capabilities. This is a great market and CardConnect is clearly one of the leaders in the space. And we think First Data’s network of bank partners will absolutely love being able to offer this product to their respective commercial mid-market and enterprise clients.

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May 30, 2017 at 8:00 a.m. Eastern

On slide 6 you’ll see a brief overview of CardConnect. Shown on this slide is our array of products and services that help SMB merchants, distribution partners, and middle market and enterprise merchants run their businesses. I expect that with this transaction we can scale these products and services to a far greater degree, partly by integrating them and offering them through First Data’s various distribution partners. I think we’ll see a lot of traction there.

Additionally, we are confident that we can leverage the breadth of products at First Data to enhance our offering.

I’ll stop here and just reiterate that my management team and I are very excited about this opportunity. We’re bringing a great set of assets to an already great company and I see a number of opportunities ahead.

Now I’ll turn the call back to Frank for his concluding remarks. Frank…

Frank Bisignano

Thanks, Jeff. Let me just conclude with these thoughts. We are thrilled to acquire one of the most innovative and fastest growing players in the commerce enablement space today. The deal accelerates several strategic initiatives such as ISV and enterprise. CardConnect also has a great set of tools that will help our existing JVs, acquiring partners, and ISO clients grow their business. There are also a handful of areas where we’ll take out overlapping costs.

Finally, we are adding a great management team. Overall, this is a very sound financial and strategic transaction for First Data and CardConnect.

We’re happy to now take your questions. Operator, please open the line for questions.

QUESTIONS AND ANSWERS

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. At this time, we will pause momentarily to assemble our roster.

The first question comes from George Mihalos of Cowen. Please go ahead.

George Mihalos

Great, thank you. Congratulations, everyone, on the deal and Jeff, a very successful, if brief one, in the public markets. I just wanted to ask one quick question. I know that CardConnect has a very diverse distribution base, but I just want to make sure there isn’t any concern around any customer concentration that could be impacted from a revenue standpoint post the transaction. Thanks again, guys.

Frank Bisignano

Thanks, I can comment and Jeff can comment, there’s no concern at all on that.

Himanshu Patel

Yes. CardConnect’s verticals are fairly diverse and as we look at the business there’s no big customer concentration that’s being inherited by First Data.

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May 30, 2017 at 8:00 a.m. Eastern

Operator

Okay. Was there a follow-up, Mr. Mihalos?

George Mihalos

That’s all for me, thank you.

Operator

Thank you. The next question comes from Bob Napoli of William Blair. Please go ahead.

Bob Napoli

Thank you. It looks like a great deal for First Data, but at the purchase price, is there a break-up fee? It seems based on the growth rate of the business and the verticals that, Jeff, that CardConnect is growing in and some of the deals that have been done out in the market, that the purchase price seems a bit conservative relative to the potential of the business. So I’m just a little confused by the modest premium and I was wondering, is there a break-up fee, Frank, on the deal? Any commentary around that would be really helpful.

Himanshu Patel

It’s Himanshu. The deal has normal customary break-up fee terms in there. I would say the best way to look at the deal is the total purchase consideration, approximately $750 million. We think this is an excellent deal for both CardConnect shareholders and First Data shareholders.

Bob Napoli

Was it a competitive process?

Himanshu Patel

The two companies have known each other for a long time. I would say we’ve been discussing how to work together for several years and I think the timing on how this deal came together made sense for us right now, so I wouldn’t say there was a competitive process that got us to this. There was a multi-year conversation that got us to this.

Bob Napoli

And last question, just the enterprise business seems to have a lot of potential to us. And the Paymetric deal, that Vantiv just acquired. — I mean, how do you view the technology of CardConnect, Frank? You must have compared, you must have looked at Paymetric. How do you compare the technology, the CardConnect technology and capabilities and potential relative to Paymetric?

Frank Bisignano

I would comment about CardConnect, in total even, as a great set of assets. We’ve watched these assets completely over the past three years pivot and change whether it be ERP growth, whether it be ISV, and their partner solution set is fabulous. If you think about our GBS North America business, at the heart of it, we’re the largest partner management player in the industry, and when you take this tool set, whether it’s our bank partners, whether it’s our ISO partners, we believe we’re going to bring them a great set of tools. We’re very enthused about it whether it be their ISV, whether it be CardPointe, whether it be CoPilot, or whether it be the ERP solution. But all of those will benefit our partners, banks, and our direct clients also.

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May 30, 2017 at 8:00 a.m. Eastern

Bob Napoli

Thanks. We agree with you on your assessment of CardConnect. This is why we were confused by the price but thank you very much, appreciate it.

Operator

The next question comes from Brad Berning of Craig-Hallum. Please go ahead.

Brad Berning

Good morning, congrats to First Data. Jeff, just curious, why now, if you could run us through your thought processes. From a shareholder perspective, I think investors thought there was a lot of growth. I think you commented on the inflection point that you’re at now and certainly I think analysts are going to have a lot of questions on the timing. Can you help us through your thought process on why sell to First Data now versus build the business out for a while for investors?

Jeff Shanahan

I think first, as most investors know, we do a majority, almost 90% of our processing with First Data so we’re obviously a good fit already. I think from a deal perspective, obviously I think Himanshu pointed to it, the enterprise value, our total purchase price at $750 million is a great deal. I think at the end of the day that we’re perfectly suited to scale our business up with First Data together. I think the distribution network they have, and all the bank partners they have, our product set really fits in perfectly for it. Timing’s always a difficult thing to figure out but this was a unique opportunity that we felt was the right time to do it.

Brad Berning

Well we’ll look forward to seeing your growth with First Data. I’m sure it’ll work out quite well, look forward to it. Thanks a lot.

Jeff Shanahan

Thank you.

Operator

The next question comes from Darrin Peller of Barclays. Please go ahead.

Darrin Peller

Thanks, guys. First Data, obviously as investors and analysts, we watch for pretty high thresholds for using cash given the deleveraging story. So with that in mind, give us a little more color on what this adds that you didn’t think you could’ve done on your own. And then maybe just a little more specifics as to the growth profile that CardConnect can have or what you think maybe the North America GBS business can grow by. Maybe taking this into account now, does this add half a point to the growth rate overall? Or anything else you can give us in terms of the color on the profile of GBS?

Himanshu Patel

Yes, Darrin, good morning. Let me start off, I’m sure Frank will chip in on this as well, so first of all, to be clear, our medium term objective of deleveraging the balance sheet, getting to roughly a four times leverage ratio by the end of the decade is still intact. This transaction only modestly increases our leverage. As we talked about back during Investor Day in November, we really do feel like de-levering the balance sheet is our primary focus, but at the same time if there were any smart deals to do along the way that really addressed some of our strategic initiatives, we would do them. And I would say this really squarely fits in that. So we should talk a little bit about what those initiatives are that we think CardConnect solves.

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May 30, 2017 at 8:00 a.m. Eastern

Frank Bisignano

Yes, and I think we’ve made a point that we’ve been getting momentum in the ISV space. But you should think about this as an 18 to 24 months accelerator for us, so I’d put that at the top of the list. I think when you think about the ERP solution set and think about how well we’ve done in the enterprise space, this completely fits what we can bring to our clients and it’s a very attractive new entrant for us to offer to our large base.

I think at the heart of it, and we know CardConnect very, very well, we know the management team very, very well, one of our largest partners and, as Jeff said, 90% of the volume on us, we have very, very good visibility and transparency. And their tool set laid over our install will have a very good effect on our attrition which you’ve watched perform better, but I think this will completely accelerate where that will go to. So clearly it’s about GBS North America growth rate. That’s what this whole thing is about, an accelerator to it that was modestly accretive before synergies and I would look at synergies both on the expense side and then we talked about the expense, but really revenue synergies will be what the story is.

Darrin Peller

Alright, and then Frank, just to high level now, in terms of acquisition strategy, I know you talked about as Himanshu just said, some opportunistic deals here and there. I guess some of us may have thought it would’ve been a little while before that occurred although, obviously, this opportunity came up now. Going forward now, should we be thinking about further North America GBS type deals or is it more international, e-comm, other areas? Just give us a little more color on your overall thoughts on what the business could use as a priority for use of cash going forward, and thanks again, guys.

Frank Bisignano

I think if you look at our international franchise, it’s doing very, very well. I was down in Latin America last week where you’ve watched what we’ve done to the Latin American business and I expect you will continue to see outstanding growth there. CardConnect, to us, was a very, very unique transaction that fit in with a series of things we had on our drawing board and in a partnership that we knew inside-out. I think it fills a large part of what we wanted to get worked on and I think we’re going to take a breath and integrate this very, very well. I plan on personally overseeing with Jeff, the integration of this company, and that brand will last. The CardConnect brand will stay. We’re going to keep that management team intact and we’re going to grow this GBS North America business off of it and all the other initiatives we have. That’s really what’s on our mind today.

Himanshu Patel

Yes, Darrin, I would also add, I hope the message comes across that we are going to be very thoughtful with capital allocations. You used the word opportunistic, I would say very detailed and well-thought acquisition, not just opportunistic. We’ve known the company for several years. We’ve looked at it for several years. Frank rattled off three areas – accelerating ISV, very complementary to enterprise, and really helps solve some of the attrition issues even further in our broader SMB business. Those are all three things that you would say are probably top three initiatives inside of First Data, so I don’t think every deal is looking like this. We’re not on any sort of war path to do multiple acquisitions back to back. I think this one made a lot of sense. There may be another one down the road that could make a similar level of sense, but I think it’s fair to say we’re focused on deleveraging just as much.

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May 30, 2017 at 8:00 a.m. Eastern

Jeff Shanahan

This is Jeff, I’d add another thing, too. There’s a lot that First Data really brings, that us being under the same umbrella, there’s a lot of products and services that First Data has that when we add them to the CardConnect story, it becomes a big deal. Things like Payment Facilitator, international payment processing, gift card loyalty, Insightics, so there’s several things that we can put together and make something great.

Darrin Peller

Alright. That’s helpful, thanks, guys.

Operator

The next question comes from Ashwin Shirvaikar of Citi. Please go ahead.

Ashwin Shirvaikar

Thank you. Good morning Frank, Himanshu, and Jeff. Congratulations on the deal. My question., I guess first question is to Himanshu. Can you explain the mechanics of how the numbers flow into your P&L considering that CardConnect is already an ISO partner? I’m assuming there are some adjustments to make to the $156 million there and so on, so forth. If you could kind of walk through that, and then I have a couple other questions.

Himanshu Patel

Sure. So think of CardConnect as a company that on a reported basis had a little bit over $150 million of revenue last year and one of their expense lines is processing costs to First Data. That processing cost shows up as revenue on the interior of GBS North America. The simplest way to think about it is when we report our go-forward financials we will clean out the impact of CardConnect. Meaning, we will show it to you as if it existed in the year ago period and in the current period so you can look at it on a reported basis and what I’d call an organic basis. You are right that today that shows up as revenue to us, tomorrow that revenue would not be there but there is no EBITDA impact because the expense on CardConnect’s P&L would fall out as well. So they lose expense, we lose revenue. We would adjust all of that out in the year ago period to make it comparable.

Ashwin Shirvaikar

Got it, makes sense. The other question I had for you is the $10 million in expense synergies, is that primarily terminating expense plans you had on the ISV side or is that pulling in the remaining 10% of profits, seeing that First Data doesn’t do it? I don’t know if you can confirm or not if that’s with TSYS.

Himanshu Patel

Yes, I know, it’s neither of those areas. So first of all, I want to be clear, the investments that both companies have been making in the ISV space will be coming together. There’s a lot to do there and we’re very excited about just the amount of territory that we could cover. So I wouldn’t view that as sort of the first area we think about in terms of synergies.

Most of those expense synergies we’ve identified are actually around technology initiatives that we have internally in GBS North America where we think CardConnect actually has a better offering and their tools would essentially supersede what we have on our side. Over time, there will be multiple areas of synergies but this is not really an expense play, most of this is really going to be revenue synergies for both sides. I think on our side it’s—we really view it as a good 24-month acceleration on our ISV strategy and I think CardConnect would probably view First Data’s distribution breadth, as really helping them in many areas including the ERP integrated payment solution that they have, which we think is a really good fit for the commercial mid-market and enterprise clients that we have through our bank partners.

First Data

May 30, 2017 at 8:00 a.m. Eastern

Ashwin Shirvaikar

That’s actually a good segue into my last question which, Frank, both you and Jeff mentioned the words inflection point as it relates to the ISV. Could you provide a little bit of background as to why you see the inflection point now? Is it the specific end markets that the ISV business is focused on? What’s going on in there that causes both of you to use the term inflection point?

Frank Bisignano

Well, I think a good way to think about it is, we say, as you heard us, this accelerates 18 to 24 months where we wanted to get to. Also combine the fact that they’ve been at it for over 24 months and have built out sales, built out technology, worked on infrastructure. So in our booking business today, when we look at that we have a series of things that we’re very proud of that happened in the first quarter of this year. We look at it as complementary but complete acceleration and that’s because of how they’re winning in the market today. I’ll let Jeff comment more specifically about that.

Jeff Shanahan

Yes, I think what he said is right. We’ve been really focused on the ISV space for a couple of years now, both on the technology side and on the sales front. Everything kind of came together I would say in the third and fourth quarter of 2016, and we’ve recently built up a massive pipeline that we think that we’re going to be able to execute on. I think we got into the ISV space a little bit earlier and we’ve been heavily focused on it and we’re just starting to reap the benefits of that.

Ashwin Shirvaikar

Got it, understood. Good deal, thanks, guys.

Operator

The next question comes from Joseph Foresi of Cantor Fitzgerald. Please go ahead.

Joseph Foresi

Hi. Are there any specific revenue and cost synergy targets, anything built in for management compensation?

Himanshu Patel

Oh, no.

Joseph Foresi

Okay. Then my second question is, when you talk about it being accretive, is that adjusted EPS in 2017 or is it 12 months from closing?

Himanshu Patel

Think about it as next 12 months post-closing adjusted EPS.

Joseph Foresi

Okay, thank you.

Operator

The next question comes from Lisa Ellis of Bernstein. Please go ahead.

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May 30, 2017 at 8:00 a.m. Eastern

Lisa Ellis

Good morning, guys. Could you talk a little bit, I guess, Frank and Himanshu, about where portfolio strategy now sort of fits in your overall priorities? Given that you’ve got this acquisition, you had the minor, the Australian ATM business divestiture, you’re clearly ramping up your activities around portfolio strategy. I’m just kind of curious where you would put it vis-à-vis refinancing actions, the cost program, the broader organic operational turnarounds, etc. How are you thinking about it?

Himanshu Patel

Yes, I would just say, Lisa, it’s a great question. We think about capital allocation a lot. We still believe paying off debt is an excellent use of our shareholders’ capital. But I would say, in terms of your question about how we move around the pieces of the pie, I think you’re making a fair observation. We’re making some acquisitions. You saw us do Acculynk, you’re seeing us move on something bigger like CardConnect. But you also saw a divestiture by us already, the Australia ATM business. I would say we probably do have a small list off to the side of what we’d call non-core assets that we’ve been looking at for three years as do they really make sense with us long term. And nothing to announce on that at this stage but at the right time if there was an ability to execute on some divestitures on those which we think we can, we will do that. So I think we are really sharpening the portfolio is probably the best way to think about it and also in that process we’re effectively moving capital from certain parts of the business to the other.

Lisa Ellis

Perfect, thank you.

Operator

The next question comes from Tim Willi of Wells Fargo. Please go ahead.

Tim Willi

Thank you and good morning. I had two quick questions. First, on the topic of retention, could you talk a bit about the experience of CardConnect with that product, if it’s just a generic retention rate they see overall as people use this product? If there are examples of partners that were not using the retention tools but then once they did begin to use them what the change was in the retention of their portfolios? Just any way to sort of frame how they perform with that product relative to how we understand GBS, given all the focus you put on that in this call.

Jeff Shanahan

Yes, sure, this is Jeff, Tim. How are you doing? We focus on retention via two ways. One, we have a best in class user experience for the partner side of the business so we really focus on enrollment and portfolio management and our CoPilot tool we think that addresses that perfectly. So we did see a reduced retention rate for those partners that heavily use our CoPilot tool, but more importantly I think it’s the CardPointe platform. We’ve integrated CardPointe into the enrollment process where a merchant becomes a registered user during the sign up process and that really has a dramatic effect on retention. We see significantly reduced attrition rates for those merchants that are active on the CardPointe platform from engagement and on.

Frank Bisignano

Yes, I would just think about the fact that I’d go back to, Tim, that at the heart of GBS North America, we are a partner management company, whether it’s our JVs, whether it’s our bank alliances, whether it’s our ISOs, or whether it’s our own agents. At the end of the day, we’re the largest partner management company out there and in the overlay, which won’t happen overnight, but we will be part of the integration bringing these tools across our whole base, which will have a significant effect.

First Data

May 30, 2017 at 8:00 a.m. Eastern

Tim Willi

Great. And then my follow-up was on the ERP commentary. As you think about working with the banks to address this opportunity, is that sales effort within the JVs of the banks going to continue to reside within sort of the merchant silo of a bank or does this actually involve going more to like treasury and cash management sales forces of your bank partners? Just trying to understand, it seems like it might be a slightly different sales dynamic or relationship management dynamic at the bank.

Frank Bisignano

Interestingly enough, in a lot of the cases, and you know this well, as covering these things and understanding how these financial institutions operate, in a large part many of these mid-size and larger clients fit in the treasury management portfolio and then the specialty comes along of merchant. So I see this as the joint specialty and treasury management approach by that bank partner. I think a lot of our bank partners have it embedded that way. It’s pretty natural, it gives them another tool in their shed and allows us to have another conversation with the treasurer and treasury group on what we can bring to them.

Tim Willi

Great. That’s all I had. Thank you very much.

Operator

The next question comes from Dave Koning of Baird. Please go ahead.

Dave Koning

Hey, guys, thanks. I have a few quick ones as well. So the first one is, is this accretive on using the 10% tax rate that you guys report now or a full 35% tax rate, or is it irrelevant, it would be accretive either way?

Himanshu Patel

It would be accretive either way. If you’re not paying book taxes you won’t be taxing most of EBITDA but you’re also not taxing the interest expense that comes with the deal. And likewise, if you’re paying taxes you’re going to have taxes on both. So they’ll be accretive either way.

Dave Koning

This isn’t really a catalyst for anything that puts you over thresholds to more quickly recognize a full company 35% tax rate, right? This is probably too small to really move the needle.

Himanshu Patel

Correct.

Dave Koning

Okay. Then secondly, revenue per transaction here, is this very similar to kind of the overall market, like $50 per transaction? And the reason I’m asking is because if we can back into how many transactions, this seems really nicely accretive to your yield and probably gets you into upper trend growth actually, while once you close this deal over the next several quarters. Is that fair to think of it that way?

First Data

May 30, 2017 at 8:00 a.m. Eastern

Himanshu Patel

Yes, so remember in First Data’s reported transaction count, the vast majority of CardConnect’s transactions would already be in that count because they are a—they process the majority of their volumes through First Data. At the margin, all else equal, this would help our RPT because we’re adding revenue but not changing the denominator.

Dave Koning

Okay. Is this fair, I looked at the 10-K from CardConnect, they grew their cost of processing by $3.6 million year over year, I would assume that that processing cost grows about in line with volume or revenue so we can kind of back into something like $20 million of processing costs they paid to you guys last year in that ball park.

Himanshu Patel

Yes, you’re in the ball park.

Dave Koning

Okay. Then finally, sorry I have a lot and this is the last one. Page 5, of your presentation, I think showed $27.6 billion in total volume if you add the gateway and the core, but you talked about $26 billion in your press release, I know those numbers are close. But is there some overlap between those two that allows it to be a bigger number than the reported number?

Himanshu Patel

Yes. The number on page 5 is full year 2016, the numbers in the press release are LTM.

Davie Koning

Awesome, well thanks for all those clarifications, appreciate it.

Operator

The next question comes from David Togut of Evercore. Please go ahead.

David Togut

Thanks, good morning. Could you talk a bit about how you’re going to integrate CardConnect into the First Data sales force? What would the go to market approach look like post-acquisition?

Frank Bisignano

The way I think about it is CardConnect, as it exists today, will continue to exist today. We will bring its tool sets across our other partner groups. So that’s the integration. Jeff and I will oversee that ourselves personally as partners, and ensure that we’re bringing to our distribution channels ISV capability, ERP capability and partner management capability. That’s how I think about this.

If you want to think about our agent business, as an example, which we called Ignite, they will at some point here as we go through the integration have all these tools and we see that tool set greatly enhancing the performance as it has at CardConnect. And you can extrapolate out. We see working jointly together on the ISV strategy. There’s many things we’ve done that CardConnect thinks a lot of and would continue exactly in its shape and form and then we have their accelerated model that we continue to invest in. That’s how I think about this.

David Togut

Understood, thanks. Just as a follow-up, could you talk about how you might position CardConnect, particularly the gateway processing capability for PSD2 when you’re up handling ACH based e-commerce payments by consumers?

First Data

May 30, 2017 at 8:00 a.m. Eastern

Himanshu Patel

No comment on that, we’re going to focus on the US first with CardConnect. There’s a lot of territory just in GBS North America for us to leverage them with right now.

David Togut

Does CardConnect have capability to accept ACH payments on behalf of merchants?

Jeff Shanahan

Yes, in the US.

David Togut

Thank you very much.

Operator

The next question comes from Mike Grondahl of Northland Securities. Please go ahead.

Mike Pochucha

Hi, this is Mike Pochucha on for Mike Grondahl. Thanks for taking my questions. Just a couple of quick ones. First off, I was wondering are there any contracts from the CardConnect portfolio that would come up for renewal with this transaction that could possibly be renewed with better terms?

Frank Bisignano

No.

Jeff Shanahan

No.

Mike Pochucha

Okay. Then just following up on that, with the acquisition of that reseller back in April, is it possible that you could bring on some of those, more of those resellers or is that something that doesn’t make sense at this point?

Jeff Shanahan

Yes, I think as Frank said earlier, CardConnect’s going to remain doing what we were doing prior to this deal. So that still remains a focus of ours, so we’ll be opportunistic on those sort of acquisitions.

Mike Pochucha

Okay. Thanks.

Operator

The next question comes from Jim Schneider of Goldman Sachs. Please go ahead.

Jim Schneider

Good morning, thanks for taking my question. I was wondering if you could maybe size the enterprise business at CardConnect for us, and maybe give us a sense about how quickly that’s growing and specifically whether you’ve identified any kind of specific level of revenue synergies you get by putting that business and running it through the first day of distribution channel.

First Data

May 30, 2017 at 8:00 a.m. Eastern

Jeff Shanahan

Hey Jim, this is Jeff. The enterprise business right now from a SaaS perspective from the subscription revenue is around $6 million and growing at around 50% annually. We also are able to obtain the acquiring on a lot of the enterprise deals as well so that adds another few million dollars of revenue from the enterprise business. But this is a business that’s been growing consistently at 50% plus in the last couple of years.

Frank Bisignano

I just like to be very clear about our words around our partners. Whether it’s Wells, PNC, BofA, our great JVs, we intend to bring these products to them. When we use distribution, think of our bank partners. They sell alliances which is that fabulous group of names and it’s our JVs. So you should expect us to be able to, and we’ve had great success in, when we bring enterprise product to the banks’ enterprise clients, being able to accelerate growth.

Jeff Shanahan

This is Jeff. One more thing, our sales strategy over the last few years in enterprise has really just been feet on the street, word of mouth, so the combination with First Data and all their bank partners and their JVs we think is going to greatly accelerate our opportunity.

Jim Schneider

That’s helpful, thanks. And then maybe as a follow-up, I wanted to ask about the 67,000 merchants base that you have now, how quickly has it been growing over the last couple of years and how do the attrition rates in that book of business compare with First Data’s right now?

Jeff Shanahan

We really look at our merchant base really from a volume perspective so we’ve been growing 20% plus organic volume growth over the last couple of years. We saw a really big increase in our growth rate when we came out with our technology solutions back in 2014. Then overall, the merchants that are on our technology platform, the new merchants, our attrition is significantly less than the attrition on the legacy portfolio.

Himanshu Patel

I would say compared to First Data’s overall attrition rate you can measure that ten different ways depending on the distribution channel you’re looking at but I think probably the most appropriate context is CardConnect’s attrition rate relative to our SMB business relative to other ISOs that we see and in general, they’re one of the stronger performing ones. And as Jeff mentioned, their aggregate attrition rate really reflects the story of two halves, those that go through their new platform and those that don’t. Obviously one of the reasons we’re attracted to the business is attrition rates are lower for those that go through CardPointe and partners that use CoPilot.

Jim Schneider

Thank you.

Operator

The next question comes from Sanjay Sakhrani of KBW. Please go ahead.

First Data

May 30, 2017 at 8:00 a.m. Eastern

Sanjay Sakhrani

Thank you. Most of my questions have been asked. Just one question for Himanshu, you sort of alluded to there being potential deals in the pipeline still. Just wanted to confirm, anything that would be done would be a similar size, not really impact the road you’re on in terms of leverage, and as far as focus points it’d probably be around the same areas? Thanks.

Himanshu Patel

Look, Sanjay, it’s hard to predict the size of a deal if and when we do another deal. By the way, there’s nothing imminent on the horizon. But I think this checked a lot of boxes for us. Accelerating ISV, I think no one would say that shouldn’t be an initiative for us. We are very good in the enterprise space, and we have a lot of bank partners, this actually fits both of those phrases really well. And, obviously, we have a large SMB business and they have tools that help reduce attrition, so I think I would really characterize this as a very thoughtful and opportunistic deal. We didn’t buy it just because it kind of fell out of the sky, we knew the team really well, we think it did check a lot of good boxes for us. And I would say, any future deal that we may do, I would think about a similar framework. If we’re going to divert our capital away from debt reduction it’s going to be for very strong strategic reasons. And I think an example like this one would be what we’d expect to do again if and when we did it.

Frank Bisignano

Yes and I would just put the exclamation point on we will continue to always drive the deleveraging initiative and to have that medium-term objective which we’re not going to stray from in anything we do in terms of leverage ratio.

Sanjay Sakhrani

Okay. Just one follow up, maybe for Jeff, just not having covered CardConnect. When we think about the competitive landscape of your business relative, who are your main competitors in that business and how do you stack up relative to them? Thanks.

Jeff Shanahan

I think in the SMB side there’s just tons of competitors so there’s a lot of different groups out there that are selling products into the SMB market. We think that we compete mostly with the competitors that are more focused on the integrated side of things. But we really can’t point to one, we come across many different competitors on every new deal that we bring in.

Sanjay Sakhrani

Thank you.

Operator

And the last question for today will come from Ramsey El-Assal of Jefferies. Please go ahead.

Ramsey El-Assal

Thanks for taking my question, I’ll just give you one hopefully quick one. This one’s also for Jeff and it’s sort of a follow-up on Sanjay’s question. When you’re in the ISV channel, when a new customer decides to go with CardConnect, why do they select you? Is it the tools and solutions that you offer better, does your sales force do a better job finding the customer, a more compelling economic split? What differentiates you in the market from other providers who are offering the same thing?

Jeff Shanahan

I think it starts with technology. So we’ve been focused on bringing integrated solutions into the ISV market. Our core competency I would say is device integration. We came out with a tool called Bolt that basically is a cloud-based device integration that takes a lot of the pain out of

First Data

May 30, 2017 at 8:00 a.m. Eastern

integrating the device directly into that software platform. We’re also, because we’re a partner-based business, we’re very transparent on the revenue sharing side with our partners and their ability to manage their portfolio within our CoPilot platform so that’s a big strength as well.

Then lastly, we have built a world-class sales force around it to go out and hunt new ISVs and then support the ISVs afterwards on campaigns and initiatives. So I think we’ve kind of put together the whole package and we’re very excited about this space.

Ramsey El-Assal

What percentage of revenue is e-commerce? I know you mentioned there’s an omni-channel solution. Is that a material percentage of revenue or is that something you’re just piggybacking off your SMB merchants existing volumes in-store?

Jeff Shanahan

We just look at our revenue. If you’re talking about e-commerce, it’s card-not-present rather than card present and I’d say about 40% of our business is card-not-present. It’s probably growing quicker than the card-present. Overall, that’s just how we look at it, we don’t really look at it from a pure e-commerce perspective.

Ramsey El-Assal

Got it, thanks so much.

CONCLUSION

Operator

This concludes our question and answer session. I would like to turn the conference back over to Frank Bisignano, Chairman and CEO, for any closing remarks.

Frank Bisignano

Thank you for joining the call today. I look forward to speaking with you over the next few days, over the next few weeks and months. We’re greatly appreciative of your time and look forward to talking. Thank you.

Himanshu Patel

Thank you.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

First Data

May 30, 2017 at 8:00 a.m. Eastern

Additional Information and Where to Find It

The tender offer for the outstanding shares of CardConnect Corp. (“CardConnect”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CardConnect, nor is it a substitute for the tender offer materials that First Data Corporation (“First Data”) and Minglewood Merger Sub Inc. (“Merger Sub”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, First Data and Merger Sub will file tender offer materials on Schedule TO, and CardConnect will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of CardConnect are urged to read these documents when they become available because they will contain important information that holders of CardConnect securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of CardConnect at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting First Data Corporation, 225 Liberty Street, 29th Floor, New York, New York 10281, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, First Data and CardConnect file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by First or CardConnect at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. First Data’s and CardConnect’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information relating to First Data and the proposed acquisition of CardConnect by First Data that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; First Data’s and CardConnect’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of First Data and CardConnect; industry, business strategy, goals and expectations concerning First Data’s and CardConnect’s market position, future operations, future performance and profitability; and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing of the acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all, including uncertainties as to how many CardConnect stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require First Data or CardConnect to pay a termination fee or other expenses; risks related to the potential impact of the announcement or consummation of the proposed transaction on First Data’s or CardConnect’s important relationships, including with employees, suppliers and customers; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of First Data’s or CardConnect’s common stock and on First Data’s or CardConnect’s operating results; significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed acquisition; the possibility that competing offers will be made; and risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period. Other factors that may cause actual results to differ materially include those that will be set forth in the Schedule TO, Schedule 14D-9 and other tender offer documents filed by First Data, Merger Sub and CardConnect. Many of these factors are beyond First Data’s and CardConnect’s control. A further description of risks and uncertainties relating to First Data and CardConnect can be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Unless otherwise required by applicable law, each of First Data and CardConnect disclaims any intention or obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments.